300 North LaSalle Chicago, IL 60654
R. Scott Falk, P.C. To Call Writer Directly: (312) 862-2340	(312) 862-2000	Facsimile: (312) 862-2200
scott.falk@kirkland.com	www.kirkland.com

August 25, 2017

VIA EDGAR FILING

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Attention: Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

Re:          Tronox Limited
Preliminary Proxy on Schedule 14A
Filed August 14, 2017
File No. 001-35573

Dear Mr. Ingram:

On behalf of Tronox Limited (“Tronox”), we are writing to respond to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 21, 2017 (the “Comment Letter”), relating to the Preliminary Proxy on Schedule 14A (File No. 001-35573) originally filed by Tronox on June 30, 2017, as amended by Amendment No. 1 to the Preliminary Proxy on Schedule 14A filed on August 14, 2017 (the “Preliminary Proxy”).

Concurrently with this letter, Tronox is filing Amendment No. 2 to the Preliminary Proxy (“Amendment No. 2”), reflecting revisions in response to the Staff’s comments. Amendment No. 2 includes other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a copy of Amendment No. 2 marked against the August 14, 2017 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 2.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information below are based upon information provided by Tronox.

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 25, 2017

Background of the Transaction, page 35

1.
We have reviewed the disclosure in response to comment 4 of our letter dated July 27, 2017; however, you have not included any conclusions reached by the board regarding structure or a discussion of why the Board determined not to pursue the other companies referenced.

Response:

In response to the Staff’s comment, Amendment No. 2 has been supplemented on page 35 to include additional information regarding the conclusions reached by the Tronox board of directors.

2.	As requested by comment 5 of our letter dated July 27, 2017, please disclose the terms of the initial negotiations with Cristal to explain how they evolved into the current terms.

Response:

In response to the Staff’s comment, Amendment No. 2 has been supplemented at pages 35 and 36 to include additional information regarding the terms of the initial negotiations with Cristal.

Unaudited Pro Forma Condensed Combined Financial Information, page 74

3.
We note your response to our comment number 10 from our letter dated July 27, 2017. Given that the sale of the Alkali Business would meet the criteria to be presented as discontinued operations, please expand your disclosures to also present pro forma condensed combined statements of operations for December 31, 2015 and December 31, 2014 to reflect all fiscal years presented in your filing in accordance with Rule 11-02 of Regulation S-X.

Response:

In response to the Staff’s comment, Amendment No. 2 has been supplemented at pages 76 through 79 to present the pro forma condensed combined statement of operations for December 31, 2015, reflecting the disposition of the Alkali business. As the Alkali business was acquired on April 1, 2015, the pro forma condensed combined statement of operations for December 31, 2014 is not included.

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 25, 2017

Independent Auditor’s Report, page F-2

4.
We note your response to our comment number 14 from our letter dated July 27, 2017. Please inquire of BDO and file a revised report that explicitly includes an expression of opinion on that reconciliation for 2015 in addition to the financial statements for 2016 as currently worded in the existing report.

Response:

In response to the Staff’s comment, the opinion and emphasis of matter paragraphs of the BDO audit opinion on pages F-2 and F-3 of Amendment No. 2 were modified to indicate more clearly that the U.S. GAAP reconciliation for 2015 that appears in Note 37 to the audited financial statements is included within the scope of the opinion.

Note 37 - Summary of differences between accounting principles generally accepted in the Kingdom of Saudi Arabia and the United States of America, page F-45

5.
Please expand your disclosures in footnote (e) related to the differences in cash flow presentation between accounting principles accepted in Kingdom of Saudi Arabia and United States of America to highlight the nature of those non-cash items impacting property, plant and equipment, the factors that gave rise to such items and how those items are accounted for under both sets of accounting principles in order for an investor to more fully understand the adjustments being presented.

Response:

In response to the Staff’s comment, further analysis of the movements in property, plant and equipment under accounting principles accepted in the Kingdom of Saudi Arabia reduced the presentation differences under US GAAP. The remaining non-cash items with different treatments relate to gains and losses on asset dispositions, which are not included as an adjusting item within operating cash flows under KSA GAAP.

Note 37(j) to the audited financial statements for the three years ended December 31, 2016 on pages F-49 and F-50 of Amendment No. 2 has been updated to reflect revised US GAAP cash flows from operating and investing activities related to movements in PP&E and to highlight the nature of the non-cash items impacting property, plant and equipment, the factors that gave rise to such items and how those items are accounted for under both sets of accounting principles.

***

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 25, 2017

Prior to or contemporaneous with a request to accelerate the effective date of the pending Preliminary Proxy, Tronox will provide a written statement acknowledging that:

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Preliminary Proxy effective, does not relieve Tronox from its full responsibility for the adequacy and accuracy of the disclosure in the Preliminary Proxy; and

•	Tronox may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call me at (312) 862-2340 should you wish to discuss the matters addressed above or other issues relating to Amendment No. 2. Thank you for your attention to this matter.

Very truly yours,

/s/ R. Scott Falk

cc:
Peter Johnston
Tronox Limited